ATLAS ENERGY SOLUTIONS INC.

5918 W. Courtyard Drive, Suite 500

Austin, Texas 78730

February 24, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Atlas Energy Solutions Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed on February 24, 2023

File No. 333-269488

Ladies and Gentlemen:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, Atlas Energy Solutions Inc. (the “Company,” “we,” “us” or “our”) hereby confidentially submits (the “Submission”) its currently expected offering terms for the initial public offering (the “Offering”) of its Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), including, among other things, the bona fide price range pursuant to Item 501(b)(3) of Regulation S-K, the number of shares of Class A Common Stock to be offered, the estimated net proceeds the Company expects to receive from the Offering and the total number of shares of Class A Common Stock to be outstanding after the Offering. The Company expects that these pricing terms and other items will be included in a future amendment to the Registration Statement on Form S-1, File No. 333-269488 (as amended, the “Registration Statement”).

The Offering terms included in the Submission are based on bona fide estimates of the range of the minimum and maximum offering price and the maximum number of shares of Class A Common Stock to be offered as of the date of this correspondence. Should the bona fide estimates of these terms change, the figures presented in future amendments to the Registration Statement may increase or decrease.

The Company currently proposes to price the Offering with a bona fide price range of $20.00 to $23.00 per share of Class A Common Stock, with a midpoint of $21.50 per share of Class A Common Stock. In the Offering, the Company proposes to sell up to 18,000,000 shares of Class A Common Stock. The Company proposes to grant the underwriters a 30-day option to purchase up to an additional 2,700,000 shares of Class A Common Stock to cover over-allotments. As discussed with members of the Staff, this range and the additional information included in the Submission are initially being provided for your consideration by correspondence due to the Company’s and the underwriters’ concern regarding providing such information in advance of the launch of the Offering given recent market volatility, as well as our desire to provide all information necessary for the Staff to complete its review on a timely basis.

The Company is enclosing its proposed marked copy of those pages of the Registration Statement that will be affected by the offering terms set forth herein. We expect that these marked changes will be incorporated into a future amendment to the Registration Statement. The Company seeks confirmation from the Staff that it may launch its Offering with the price range specified herein and include such price range in a future filing of the Registration Statement.

Securities and Exchange Commission

February 24, 2023

Should you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Thomas G. Zentner of Vinson & Elkins L.L.P. at (512) 542-8449.

Very truly yours,

ATLAS ENERGY SOLUTIONS INC.

By:	/s/ John Turner
Name:	John Turner
Title:	President and Chief Financial Officer

Enclosures

cc:	Thomas G. Zentner, Vinson & Elkins L.L.P.

Douglas E. McWilliams, Vinson & Elkins L.L.P.